Filed by Poema Global Holdings Corp.
pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities
Exchange Act of 1934, as amended
Subject Company: Poema Global Holdings Corp.
(SEC File No.: 001-39844)
Date: October 12, 2021

GOGORO LAUNCHES BATTERY SWAPPING IN CHINA

Yadea, Dachangjiang (DCJ), and Gogoro partner to establish a new generation of urban electric refueling in China - the companies unveil Gogoro battery swapping in Hangzhou under the new Huan Huan brand.

Huan Huan is deploying Gogoro’s world-leading battery swapping system and expects to launch 80 battery swapping stations in Hangzhou by the end of 2021 with additional cities in China expected in 2022.

Hangzhou, China - October 11, 2021 - Gogoro®, a global technology leader in battery swapping ecosystems that enable sustainable urban mobility, today launched its leading battery swapping system in China, the largest two-wheel vehicle market in the world. Gogoro is partnering with China’s leading vehicles makers, Yadea and Dachangjiang (DCJ) to introduce the new Gogoro-powered Huan Huan battery swapping brand, first in Hangzhou and to additional cities in 2022. The partnership brings together three industry leaders that share a vision for the future of sustainable two-wheel transportation in China and are committed to establishing smart infrastructure that will enable its urban growth.

“Yadea, DCJ, and Gogoro have partnered to take electric two-wheel transportation in China to a new level of sustainability, reliability, and safety. Together, we are introducing the new Huan Huan battery swapping brand that utilizes Gogoro’s world-leading battery swapping system, together with new vehicles from Yadea and DCJ,” said Horace Luke, founder, and CEO, Gogoro Inc. “Today’s launch in China, the world’s largest two-wheel market with more than 300 million riders, is a key milestone for all cities. By working with Yadea, the world’s leading electric two-wheel maker, and DCJ, China’s largest gas two-wheel maker, we are making safe and convenient electric mobility accessible to people in Hangzhou China today and in the future to hundreds of millions of urban riders in China and around the world.”

Gogoro’s battery swapping ecosystem is an established leader for electric refueling of lightweight urban vehicles and key to Gogoro’s partnership with Yadea and DCJ, both companies are developing a range of two-wheel vehicles built for the Gogoro battery swapping platform.

Yadea, the #1 electric two-wheel maker in the world, today unveiled three new Gogoro-powered vehicles that utilize Gogoro battery swapping and two of them are available in Hangzhou today.

“As a global leader in electric two-wheel vehicles, Yadea is creating innovative vehicles that enable greener transportation choices that are more innovative, safer, and environmentally friendly. We also are committed to delivering the best electric refueling possible. Gogoro’s leading battery swapping system delivers a new standard for electric refueling that reduces consumer anxiety in battery life and range, battery availability and overall usage costs,” said Dong Jinggui, chairman, Yadea Technology Group Co. Ltd. “With Huan Huan’s launch of Gogoro’s battery swapping system in Hangzhou, we are unveiling two new vehicles as part of a larger portfolio of Gogoro-powered vehicles. Together, we are changing the future of green transportation in China and we are looking forward to expanding to several new cities in 2022."

DCJ, the #1 gas-powered two-wheel maker in China, also demonstrated its first electric two-wheel prototype that integrates Gogoro battery swapping and is expected to be available in 2022.

“Dachangjiang is committed to embracing the national strategic goal of ‘peak emissions and carbon neutrality to reduce overall emissions and we are investing significantly in developing new innovative electric vehicles that utilize Gogoro’s leading battery swapping system,” said Li Jianjun, executive director of the board, Jiangmen Dachangjiang Group Co., Ltd. (DCJ). “Huan Huan’s launch of Gogoro’s battery swapping system in Hangzhou is a significant step in establishing a new era in electric refueling and we look forward to offering new vehicles in Hangzhou and expanding to new cities in 2022.”

Climate Commitments Spark EV Growth

As the largest investor, producer, and consumer of renewable energy, China has made significant climate change plans. It has established new regulations for electric two-wheel vehicles that are expected to retire 270 million vehicles that don’t meet new quality and safety requirements by 2025. Some local city governments are also instituting new electric refueling and battery regulations to ensure safer and easier electric refueling for riders in cities.

Gogoro Network

The Gogoro Network is an open platform for battery swapping and smart mobility services, delivering a fresh alternative to legacy fuel. Gogoro Network creates a new generation of swappable battery refueling that is smart, scalable, and continually optimizing itself to be dynamic and versatile for people, communities, and businesses. The Powered by Gogoro Network Program gives Gogoro’s vehicle maker partners like Yadea and DCJ access to Gogoro innovations and intellectual property including its intelligent drivetrains and controllers, components, and smart systems, so they can develop and roll out unique electric vehicles that integrate with Gogoro Network battery swapping.

Gogoro to List on The NASDAQ

In September 2021, Gogoro announced it was listing on the NASDAQ through a merger with Poema Global Holdings Corp. (Nasdaq: PPGH), a special purpose acquisition company. The transaction is expected to be completed in the first quarter of 2022 and once completed, the combined company will be named Gogoro Inc. and will be listed on the Nasdaq under the ticker symbol “GGR.”

About Gogoro

Founded in 2011 to rethink urban energy and inspire the world to move through cities in smarter and more sustainable ways, Gogoro leverages the power of innovation to change the way urban energy is distributed and consumed. Gogoro’s battery swapping and vehicle platforms offer a smart, proven, and sustainable long-term ecosystem for delivering a new approach to urban mobility. Gogoro has quickly become an innovation leader in vehicle design and electric propulsion, smart battery design, battery swapping, and advanced cloud services that utilize artificial intelligence to manage battery availability and safety. The challenge is massive, but the opportunity to disrupt the status quo, establish new standards, and achieve new levels of sustainable transportation growth in densely populated cities is even greater. For more information, visit www.gogoro.com/news and follow Gogoro on Twitter: @wearegogoro.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934 (“Exchange Act”) that are based on beliefs and assumptions and on information currently available to Poema Global Holdings Corp. (“Poema Global”) and Gogoro Inc. (“Gogoro”). In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including projections of market opportunity and market share including in China, the ability of Gogoro’s business model to be successful in the future, future products, the capability of Gogoro’s technology, Gogoro’s business plans including its plans to expand in China and globally, any benefits of Gogoro’s partnerships including its partnership with Yadea and Dachangjiang, and expectations related to the terms and the timing of the proposed transaction between Gogoro and Poema Global are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Although each of Poema Global and Gogoro believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of Poema Global and Gogoro caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there will be risks and uncertainties described in the proxy statement/prospectus on Form F-4 relating to the proposed transaction, which is expected to be filed by Gogoro with the SEC and other documents filed by Gogoro or Poema Global from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Neither Poema Global nor Gogoro can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the ability to complete the business combination due to the failure to obtain approval from Poema Global’s shareholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by Poema Global’s public shareholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those to be included under the heading “Risk Factors” in the registration statement on Form F-4 to be filed by Gogoro with the SEC and those included under the heading “Risk Factors” in the annual report on Form 10-K for year ended December 31, 2020 of Poema Global and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. There may be additional risks that neither Poema Global nor Gogoro presently know or that Poema Global and Gogoro currently believe are immaterial that could also cause actual results to differ from those contained in the forward looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Poema Global, Gogoro, their respective directors, officers or employees or any other person that Poema Global and Gogoro will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of Poema Global and Gogoro as of the date of this communication. Subsequent events and developments may cause those views to change. However, while Poema Global and Gogoro may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of Poema Global or Gogoro as of any date subsequent to the date of this communication.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed transaction, Gogoro will file a registration statement on Form F-4 with the SEC that will include a prospectus with respect to Gogoro’s securities to be issued in connection with the proposed transaction and a proxy statement with respect to the shareholder meeting of Poema Global to vote on the proposed transaction. Shareholders of Poema Global and other interested persons are encouraged to read, when available, the preliminary proxy statement/prospectus as well as other documents to be filed with the SEC because these documents will contain important information about Poema Global, Gogoro and the proposed transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of Poema Global as of a record date to be established for voting on the proposed transaction. Once available, shareholders of Poema Global will also be able to obtain a copy of the F-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: 101 Natoma St., 2F, San Francisco, CA 94105. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Poema Global and Gogoro and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of Poema Global and their ownership is set forth in Poema Global’s filings with the SEC, including its Form 10-K for the year ended December 31, 2020 and subsequent filings under Section 16 of the Exchange Act or on Form 10-Q. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Poema Global’s shareholders in connection with the potential transaction will be set forth in the registration statement containing the preliminary proxy statement/prospectus when those are filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to: 101 Natoma St., 2F, San Francisco, CA 94105.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Poema Global or Gogoro, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Gogoro Media Contacts:

Jason Gordon, Gogoro

+1 206-778-7245

jason.gordon@gogoro.com

Tony Ho Loke, Weber Shandwick

+1 917-544-0168

tloke@webershadwick.com

Asia Pacific Media Contact:

Brad Burgess or Edmond Lococo, ICR, LLC.

+1 646-328-0687

gogoroPR@icrinc.com